FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2017

On 3 October 2017, the Directors declared a third interim dividend in respect of 2017 of US$0.10 per ordinary share. It will be payable on 22 November 2017 to holders of record on 13 October 2017 on the Principal Register in the UK, and the Hong Kong and Bermuda Overseas Branch Registers. The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 13 November 2017. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 25 October 2017 and elections must be received by 9 November 2017.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 22 November 2017 to the holders of record on 13 October 2017. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 3 October 2017, 20 October 2017 and 23 November 2017.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 22 November 2017 to holders of record on 13 October 2017. The dividend of US$0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 3 November 2017. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares in London, Hong Kong, Paris and Bermuda and ADSs in New York will be quoted ex-dividend on 12 October 2017.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 13 October 2017 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 13 October 2017. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 12 October 2017.

Transfers of ADSs must be lodged with the depositary by 12 noon on 13 October 2017 in order to receive the dividend.

DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ('SERIES A DOLLAR PREFERENCE SHARES')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December 2017 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of US$0.3875 per Series A American Depositary Share for the quarter ending 15 December 2017.

The dividend will be payable on 15 December 2017 to holders of record on 30 November 2017.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on 30 November 2017 in order to receive the dividend.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 03 October 2017